UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Northwest Biotherapeutics, Inc.

Full Name of Registrant

Former Name if Applicable

22322 20th Avenue SE, Suite 150

Address of Principal Executive Office (Street and Number)

Bothell, WA 98021

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Additional time is required for the filing of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, due to the need to analyze, prepare and review the Registrant’s audited financial statements. On January 25, 2005, the Registrant was notified by KPMG, LLP that they were resigning as the Registrant’s independent auditor. This was the subject matter of a Form 8-K filed on January 31, 2005. The Registrant has now engaged Peterson Sullivan PLLC as its independent auditor and Peterson Sullivan will require additional time to complete the audit.

The delay in filing the Annual Report is not the result of the need to restate any prior period financial results.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alton Boynton	425	608-3008

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Northwest Biotherapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2005	By /s/ Alton Boynton

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

CERTIFIED PUBLIC ACCOUNTANTS 601 UNION STREET, SUITE 2300 SEATTLE, WASHINGTON 98101 TEL 206.382.777 FAX 206.382.770 http://www.pscpa.com

March 31, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

RE:	Northwest Biotherapeutics Commission File No. 333-82094

We have read the statement prepared by the Company included with this Form 12b-25 filing. We are in agreement with this statement. We are in the process of completing our audit of the 2004 financial statements but due to the lateness of our appointment as auditors, the audit is not yet complete as of March 31, 2005.